TOYS “R” US, INC.

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5820

FACSIMILE: (973) 617-4043

e-mail: clay.creasey@toysrus.com

February 23, 2010

VIA EDGAR AND FAX

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Jennifer Thompson, Branch Chief

Re:	Toys “R” Us, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2009

Filed March 31, 2009

File No. 1-11609

Dear Ms. Thompson:

Enclosed herewith are our responses to the comment letter (the “Comment Letter”) dated January 28, 2010 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the “Fiscal 2008 Form 10-K”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided our responses immediately following each numbered comment.

Form 10-K for Fiscal Year Ended January 31, 2009

Selected Financial Data, page 17

1.	We note that you were acquired by the Sponsors effective July 21, 2005. Please tell us why you have not reflected the assets and operations of the Company before and after the date of the Merger as those of the Predecessor and Successor to the Merger, as it appears that there would have been a new basis for the Company upon the consummation of the Merger.

We acknowledge the Staff’s comment with regard to the basis of accounting for the assets and operations before and after the date of the Merger consummated by our Sponsors on July 21, 2005. In letters dated August 19, 2005 and September 2, 2005, (the “Letters”), the Company requested a consultation with the Staff with respect to the accounting for the Merger. In the Letters (for which confidential treatment under 17 C.F.R. Section 200.83 was requested), we identified a number of accounting positions which supported the accounting for the Merger as a recapitalization with no change in the basis of the assets and liabilities of Toys “R” Us, Inc.

We discussed these positions with Pamela Schlosser, J.J. Mathews and Brian Roberson of the Staff on August 31, 2005 and September 6, 2005, and confirm that in these discussions the Staff did not object to the Company’s conclusions that the accounting treatment for the Merger Transaction (as defined in the Letters) would not result in push-down accounting and the Investors’ (as defined in the Letters) basis would not be reflected in the Company’s financial statements pursuant to the public debt exception provided in Staff Accounting Bulletin No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances, for both quantitative and qualitative reasons. The Staff did not provide confirmation with respect to the Company’s conclusions for the proper accounting treatment under other relevant accounting pronouncements, specifically EITF 88-16, Basis in Leveraged Buyout Transactions, and EITF Topic No. D-97, Push-Down Accounting, but those issues became unnecessary for further consideration given the conclusion on push-down accounting.

We also confirm for the Staff that our public debt continues to be quantitatively significant and the qualitative factors discussed with the Staff in 2005 have not changed.

Management’s Discussion and Analysis, page 18

Critical Accounting Policies, page 33

Goodwill Impairment, page 34

2.	It appears from your disclosures that your Toys-Japan reporting unit may be at a risk of failing step one of the goodwill impairment test. In your upcoming Form 10K, please disclose whether any of your reporting units are a risk of failing step one of the impairment test. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We acknowledge the Staff’s comment regarding the disclosure of reporting units that are at risk of failing step one of the goodwill impairment test. In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (the “Fiscal 2009 Form 10-K”), we will disclose whether any of our reporting units are at risk of failing step one of our goodwill impairment test, or if a material impairment charge is unlikely even if we failed step one. Alternatively, if a reporting unit is at risk of failure, and an impairment charge could occur, we will include all of the disclosures described in the Staff’s comment.

Financial Statements, page 38

Consolidated Statements of Operations, page 40

3.	Tell us how you considered presenting the amounts included in Other income, net on a gross basis or providing a footnote detailing the nature and amounts of the items included therein.

We acknowledge the Staff’s comment and we have provided an explanation of our consideration below. In addition, we wish to advise the Staff that we plan to provide for more detailed disclosure in the Fiscal 2009 Form 10-K and in future filings. For fiscal periods 2008, 2007 and 2006, the significant income items included in Other income, net primarily were gift card breakage income, a gain on liquidation of foreign subsidiary and credit card program income, with the only significant expense item being impairment of long-lived assets.

Although we discuss in Note 1, entitled “Summary of Significant Accounting Policies”, all of the amounts related to the significant components included within Other income, net, and provide a list of other income and expense items within Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we do not isolate the components into one comprehensive footnote. In future filings, beginning with the Fiscal 2009 Form 10-K, we will expand our disclosure within our Notes to Consolidated Financial Statements in the following format:

“Other income, net” includes the following:

(In millions)	Fiscal 2009			Fiscal 2008	Fiscal 2007
Gift card breakage income	$	XX		$78	$17

Gain on liquidation of foreign subsidiary		—		39	—

Credit card program income		XX		35	39

Impairment of long-lived assets		(XX	)	(33)	(13)

Other		X		4	8

Total	$	XXX		$123	$51

Note 1 – Summary of Significant Accounting Policies, page 44

Variable Interest Entities, page 45

4.	We note your disclosure that during fiscal 2006 you identified Vanwall Finance PLC (Vanwall) as a VIE and that you concluded in accordance with FIN 46 (R) both at that time and at the end of fiscal 2008 that Vanwall was not required to be consolidated. Please walk us through your analysis in support of your position regarding the consolidation of Vanwall.

We acknowledge the Staff’s comments with regard to non-consolidation of Vanwall. We have an off-balance sheet arrangement as a result of the February 2006 credit agreement (the “Credit Agreement”) between Toys “R” Us Properties (UK) Limited (“Toys Properties”) and Vanwall Finance PLC (“Vanwall”), a special purpose entity established with the limited purpose of issuing notes to third-party investors, and then loaning those funds to Toys Properties pursuant to the Credit Agreement.

On February 9, 2006, Vanwall issued $620 million of multiple classes of commercial mortgage backed floating rate notes (the “Floating Rate Notes”) to third-party investors, which are publicly traded on the Irish Stock Exchange Limited. The proceeds from the Floating Rate Notes issued by Vanwall were used to fund a senior loan to Toys Properties (the “A Note”) under the Credit Agreement. As Toys Properties is a wholly owned subsidiary of the Company, the debt owed by Toys Properties to Vanwall is reflected in the consolidated financial statements of the Company (i.e., Toys “R” Us, Inc.). Pursuant to the Credit Agreement, Vanwall is required to maintain an interest rate swap which effectively fixes the variable LIBOR rate at 4.56%. This ensures that the net interest paid by Vanwall to external parties (including the swap counterparty) will not exceed the fixed interest payment received from Toys Properties. Toys Properties has the voluntary right (or obligation in certain circumstances, such as a sale of the underlying collateral) to prepay the A Notes. Upon a prepayment, Toys Properties has a make whole obligation to Vanwall for certain costs, such as breakage costs related to the interest rate swap. The only significant Vanwall asset/liability balance which is not reflected in the Company’s financial statements is the interest rate swap described above.

Vanwall is incorporated in England and Wales as a public company and is listed on the Irish Stock Exchange. Vanwall was initially funded with a nominal amount of share capital (equity). Neither Toys Properties nor their affiliates own any of the outstanding share capital of Vanwall, which is instead held by or on behalf of the share trustee for charitable purposes. The entity has no subsidiaries and most of its activities, which primarily consist of lending money and providing credit, are dictated by the provisions of the Credit Agreement. Deutsche Bank is the Facility agent, the Security agent and Servicer for the arrangement, and also is the counterparty to the interest rate swap (described above). Deutsche Bank has the ability to exercise all of the rights, powers and discretions given to it as Servicer for any activities or decisions that are not dictated by the Credit Agreement. As a result of Vanwall being a thinly capitalized entity, with only a minimal equity investment and the inability of Vanwall’s equity investors to control the operations of the entity, Vanwall was deemed to be a variable interest entity (“VIE”) in accordance with ASC 810, Consolidation.

In accordance with ASC 810-10-25-22 through 25-24 (Paragraphs 5 and 6 of FASB Staff Position FIN46(R)-6: Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (“FSP FIN 46R – 6”)), the Company reviewed the potential variable interests that should be analyzed to determine which entity is the primary beneficiary. Based on our analysis of variable interests, the risks identified which may cause variability in relation to Vanwall are interest rate risk and credit risk, as Vanwall was designed to pass along credit risk of Toys Properties and interest rate risk to the purchasers of the Floating Rate Notes. As part of our analysis, we then considered ASC 810-10-25-25 (Paragraph 7 of FSP FIN 46R – 6) to determine what risks the entity was designed to create by considering all relevant facts and circumstances.

With respect to interest rate risk, the cash flows of Vanwall will vary due to the combination of the fixed interest rate received on the A Notes plus the pay fixed/receive variable interest rate swap. The net variability in cash flows arising from these instruments is passed along to the holders of the Floating Rate Notes. As a result, Toys Properties does not absorb variability related to the cash flow impacts of future changes in interest rates.

The interest rate risk within Vanwall that Toys-Properties absorbs arises from the obligation of Toys-Properties upon prepayment or cancelation of the A Note to absorb any losses that Vanwall may incur resulting from potential mis-matches on the interest rate swap. In the event of a voluntary or mandatory prepayment of the A Notes, Toys Properties could be required to make Vanwall whole for certain costs, which could be considered a variable interest. The Company performed an analysis of the likelihood of a potential prepayment or cancellation of the A Note. As a result of this analysis, we determined that the debt is essential to the Company’s optimal capital structure given that the A Note with Vanwall bore a favorable interest rate and had the lowest cost of debt in our entire capital structure at the time, with the exception of an immaterial yen loan. Additionally, a general indemnity with Vanwall prevents the Company from benefiting from lower market interest rates. Finally, the loan agreement provides for a substitution of properties as collateral, which enables the

Company to engage in a variety of refinancing and operational activities without triggering any mandatory prepayments. Based on these analyses, the Company has concluded that the probability of prepayment is remote.

The remaining variable interest relates to credit risk associated with Toys Properties defaulting on the A Note and the risk associated with Deutsche Bank defaulting on its obligations under the interest rate swap. It is the third-party investors who bear all of the risk of a default on the A Note by Toys-Properties and the risk of default by Deutsche Bank related to the interest rate swap. With respect to this particular risk, Toys Properties is the creator rather than absorber of the risk. Since the principal design of Vanwall was to create and pass along the credit risk of Toys Properties, and Toys Properties creates rather than absorbs this risk, on a qualitative basis it seems apparent that the purchasers of the Floating Rate Notes absorb the majority of the variability of Vanwall.

Although management concluded that Toys Properties did not hold a significant variable interest in Vanwall, as part of management’s assessment of the transaction, the Company prepared an analysis assuming that Toys Properties holds a variable interest in Vanwall based on absorbing the variability of interest rates relative to swap value on two contingent events: 1) voluntary debt prepayment, and 2) sale of underlying collateral property (make whole provision). Management prepared an expected loss calculation on this basis comparing the Company’s expected losses with the expected losses of the bondholders related to credit risk. The results of this analysis indicated that the present value of the Company’s expected variability was less than 23% of the total and the bondholders’ expected variability was greater than 77% making the bondholders the primary beneficiary. For these reasons, we also concluded that Vanwall should not be consolidated because the Company is not the primary beneficiary.

It should be noted that any potential interest rate risk within Vanwall would be created by the Company through its own actions (prepayment or cancellation of the A Note). We do not believe it is appropriate to conclude that the Company “absorbs” any risk in the entity that it also created. Therefore, on a qualitative basis the Company concluded that it does not have a variable interest in Vanwall related to interest rate risk.

The Company has not identified any subsequent changes to Vanwall’s governing documents or contractual arrangements that would change the characteristic or adequacy of the entity’s equity investment at risk in accordance with reconsideration guidance of ASC 810 (FIN 46R).

Note 3 – Long-Term Debt, page 54

5.	We note that certain of your debt agreements appear to include provisions that limit the ability of one or more of your subsidiaries to transfer funds to you or require the maintenance of certain levels of net assets. Please either provide the disclosures required by Item 4-08 (e) of Regulation S-X or tell us why such disclosures are not required. Also tell us how you considered discussing these restrictions and their potential impact on your liquidity within MD&A.

We acknowledge the Staff’s comment regarding certain of our debt agreements that include provisions that limit the ability of one or more subsidiaries to transfer funds to us (“Registrant”) or to require certain subsidiaries to maintain a certain level of net assets. We currently have four direct subsidiaries that are bound by covenants which restrict their ability to dividend, loan or otherwise advance cash to us. In the footnote related to long-term debt in our periodic filings, we disclose these restrictions in general terms. Additionally, pursuant to S-X 5-04 and in accordance with S-X 12-04, we provided “parent only” financial statements on Schedule I to our Fiscal 2008 10-K. Disclosures made on Schedule I include amounts of cash dividends paid to the Registrant by its subsidiaries for each of the three fiscal periods disclosed thereon. We were required to file Schedule I as our restricted net assets exceeded 25% of consolidated net assets as of January 31, 2009 and will perform an analysis in order to determine whether Schedule I is required to be filed in our Fiscal 2009 Form 10-K. In addition, we plan to provide additional disclosure regarding the amount of net assets that are subject to restriction in our Fiscal 2009 Form 10-K and will also provide additional disclosures regarding restrictions on dividends, loans and advances to us by our consolidated subsidiaries whose net assets are restricted. We currently anticipate that the disclosure will substantially take the following form and will be placed in both the footnote as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Certain of our subsidiaries are party to covenants within borrowing agreements that place restrictions on their ability to provide funds to us through dividends, loans or advances. The amount of net assets that were subject to such restrictions was $XX million as of January 30, 2010.”

Note 19 – Toys – Japan Share Acquisition, page 79

6.	We note that you acquired additional interests in Toys – Japan on June 10, 2008 and also on November 10, 2009 as disclosed in Note 10 to the financial statements included in your October 31, 2009 Form 10-Q. Please tell us and expand your disclosures in future filings to provide all of the disclosures required by ASC 805-10-50-2 for these transactions, including but not limited to the purpose for the step acquisition and the reasons for paying a price resulting in goodwill. In addition, please provide us with the specific amounts you will record for the November 10, 2009 transaction, which you state you will record in accordance with ASC 810-10-45-23, and tell us how you determined such amounts.

We acknowledge the Staff’s comment regarding our acquisition of additional ownership interests in Toys–Japan and your inquiries regarding: (1) the disclosures required by ASC 805-10-50-2; (2) the purpose of the acquisition being performed in steps; and (3) the reasons for paying a price resulting in goodwill. Additionally, per your request, we will provide the specific amounts that we will record in connection with the November 10, 2009 transaction, which we will record in accordance with ASC 810.

1.	We have reviewed ASC 805-10-50-2 and intend to expand our disclosures in our Fiscal 2009 Form 10-K and future filings where applicable. We currently anticipate that the disclosure will substantially take the following form:

“As part of our global growth strategy, management continuously looks for opportunities to grow and strengthen our business in markets we currently participate in, as well as in other countries worldwide. Prior to the second quarter of fiscal 2008, we owned 48% of the outstanding common stock of Toys – Japan and consolidated 100% of its financial results as we held a majority of the financial control through our positions on its board of directors.

On May 13, 2008, TRU Japan Holdings 2, LLC (“Holdings 2”), our newly formed wholly-owned subsidiary, announced an open tender offer to purchase a minimum of 4,519,000 shares of Toys — Japan from McDonald’s Japan and all public shareholders at ¥729 ($6.81 at June 10, 2008) per share. The tender offer closed on June 10, 2008, on which date Holdings 2 purchased 4,943,036 shares (14.35% of Toys — Japan) for $35 million, including $1 million of transaction costs. As a result of this purchase, we owned 21,395,036 shares or approximately 62% of Toys — Japan at January 31, 2009.

We allocated the $35 million purchase price to our additional 14.35% share of the acquired assets and liabilities assumed based upon their fair values at June 10, 2008, of which $24 million adjusted the net book value of the assets acquired and liabilities assumed and $11 million was recorded as Goodwill in our Consolidated Balance Sheet and assigned to our Toys — Japan reporting unit (included in our International segment). See Note 1 entitled “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” for further details on Goodwill.

On September 24, 2009, Holdings 2 announced an open tender offer to purchase the remaining outstanding shares of Toys – Japan from all public shareholders (excluding Toys “R” Us Japan Holdings, Inc., (“Holdings 1”) a wholly-owned subsidiary of Toys “R” Us, Inc.) at ¥587 ($6.54 at November 11, 2009) per share. The tender offer closed on November 10, 2009, on which date Holdings 2 purchased 9,687,056 shares (approximately 28% of Toys – Japan) for approximately $66 million, including $2 million of transaction costs. As a result of this purchase, we owned 31,226,284 shares or approximately 91% of Toys – Japan at January 30, 2010.

As we maintained financial control of Toys – Japan during the transaction, the additional ownership interest acquired in Toys–Japan was accounted for as an equity transaction between owners in accordance with ASC 810. Upon acquisition of the additional ownership interest, Non-controlling interests decreased by $82 million, representing the percentage of ownership purchased during the tender offer at historical costs. The net $16 million difference between the fair value of the consideration paid and the carrying amount of the

Non-controlling interest acquired was recognized as a net increase in stockholder’s equity, consisting of a $4 million reduction in the Company’s Additional paid-in-capital and an increase of $20 million of the Company’s Accumulated other comprehensive income.

At a special shareholders’ meeting of Toys-Japan on January 19, 2010, it was approved (through various steps) that Toys-Japan will conduct an exchange of the remaining outstanding common stock of Toys-Japan (“Common Stock”) for a new class of stock (“New Stock”) at such an exchange ratio resulting in all shareholders other than our wholly owned subsidiaries (Holdings 1 and Holdings 2) being entitled to receive a fractional share of New Stock. As Toys-Japan is not permitted to issue fractional shares, all shareholders entitled to fractional shares of New Stock are expected to be cashed out at a price of ¥587 for each share of Common Stock held by such shareholder. The acquisition of the fractional shares is expected to close in or around April 2010 upon receipt of judicial approval.”

2.	The reason that the acquisition was performed in steps is as follows: McDonald’s Japan (MCDJ) held approximately a 14% interest in Toys–Japan through June 9, 2008. MCDJ expressed a desire to divest their ownership interest in Toys-Japan. As Japanese securities regulations prohibited a transfer of shares in a private transaction, we were required to conduct a public tender offer to acquire shares from MCDJ and all public shareholders. Our tender price was calculated using the arithmetic average of the Toys – Japan’s common stock closing prices on the JASDAQ Securities Exchange over a 29-day period from April 14 to May 12, 2008. Less than 1% of the shares were tendered by the public shareholders at that time.

As part of our global growth strategy, management continuously looks for opportunities to grow and strengthen our business in markets we currently participate in, as well as in other countries worldwide. In fiscal 2009, we performed an analysis of our business operations in Japan, which was in part based on Toys-Japan’s public stock price, and believed that there was an opportunity to obtain a reasonable return on additional investment in Toys–Japan. This led to the second tender offer on November 10, 2009.

3.	Our tender offer on June 10, 2008 was at the average closing share market price of the common shares on the JASDAQ over a 29-day period (see above). It is customary to launch a tender offer at an average closing price as described above and it would be unusual for an offer below the recent average stock price. A tender offer below the recent average stock price could have resulted in the failure to acquire the additional ownership interest that we desired.

Our tender offer of November 10, 2009 will not result in goodwill. Instead, any difference between the offer price and the fair value of our equity interest will be recorded as an adjustment to stockholder’s equity as we intend to record the purchase in accordance with ACS 810-10-45-23.

Item 9A. Controls and Procedures, page 88

7.	You appear to have designed your disclosure controls and procedures to provide “only reasonable assurance” of achieving the desired control objectives. Your principal executive and financial officers should therefore conclude, if true, that your disclosure controls and procedures are effective at the “reasonable assurance” level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance. Revise your disclosure in future filings accordingly.

We acknowledge the Staff’s comment and will revise future filings to disclose within Item 9A. entitled “Controls and Procedures” that our principal executive and financial officers have concluded that the Company’s disclosure controls and procedures are effective at the “reasonable assurance” level. We will include the following revised disclosure in our Fiscal 2009 Form 10-K:

“Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of the end of the fiscal year covered by this Annual Report on Form 10-K to accomplish their objectives at the reasonable assurance level.”

Form 10-Q for Fiscal Quarter Ended October 31, 2009

8.	The comments on the Form 10-K should be implemented in future filings on Form 10-Q to the extent applicable.

We acknowledge the Staff’s comment regarding inclusion of additional disclosures in future Form 10-Q filings. To the extent that our responses contained in this letter result in additional disclosures in our future Form 10-K filings, we will include similar disclosures in our future Form 10-Q filings to the extent that such disclosures would be applicable.

Note 8. Related Party Transactions, page 17

9.	We note that on June 8, 2009 you adopted Amendment No. 2 to the Management Equity Plan in order to modify the vesting provisions for certain tranches of stock options issued under this plan. Please expand future filings to disclose the specific modifications made to the vesting provisions for all stock options so modified. Please tell us and disclose how you accounted for these modifications. Provide support for your assertions that the Amendment and related modifications did not have a material impact on your financial statements.

We acknowledge the Staff’s comment and will revise future filings to expand our disclosure related to the specific modifications made to our stock options on June 8, 2009 and the related impact to our Consolidated Financial Statements. The plan modification resulted in a decrease to stock compensation expense of approximately $200,000 for fiscal 2009. We currently anticipate that we will provide the following disclosure in our Fiscal 2009 Form 10-K:

“On June 8, 2009, the Management Equity Plan was modified to eliminate the performance conditions of Tranche II and Tranche III stock options (the “modified options”) and to reduce the required service period from eight years to five years. The modification changed all performance-based options into options similar to our “service-based” Tranche I options. All future stock options granted after June 8, 2009 will be service-based options.

The fair value analysis performed at the date of modification determined that the modification reduced the fair value of the options. Therefore, total stock compensation expense, which was calculated as of the original grant date, was not affected by the modification. Due to the elimination of the performance condition, the modification did result in extended derived service periods as compared to the original options. We will record the remaining unrecognized compensation expense prospectively over the revised requisite service periods. This change had a de minimis impact on stock compensation expense for fiscal 2009.”

The Company acknowledges that;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (973) 617-5820 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ F. Clay Creasey, Jr.
F. Clay Creasey, Jr. Executive Vice President-Chief Financial Officer

cc:	Via Facsimile

Sondra Snyder, Securities and Exchange Commission

David J. Schwartz, Executive Vice President – General Counsel

Michael Nathan, Simpson Thacher & Bartlett LLP

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